June 21, 2022

Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 114 to the Registration Statement on Form N-1A

File Nos.: 333-195493 and 811-22961

AOT Growth and Innovation ETF

Dear Ms. Marguigny:

This correspondence supplements the Trust’s prior correspondence provided to you on June 10, 2022 (the “Previous Correspondence”) with respect to the AOT Growth and Innovation ETF (the “Fund”), a proposed new series of the Trust. As noted in the Previous Correspondence, the Trust hereby supplements its response to Comment 24, which is summarized below with the Trust’s response. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment: Please explain how the Adviser and the Trust’s Board of Trustees fulfill their respective fiduciary duties when selecting a sub-adviser that recently commenced operations, has limited resources, and employs one person.

Response: We note that Empowered Funds, LLC, dba EA Advisers, serves as the investment adviser (the “Adviser”) to the Fund.  In this regard, the Adviser is responsible for the administration of the Trust and all trading activities for the Fund, including the selection of broker-dealers to execute transactions for the Fund and, as described below, is responsible for almost all of the compliance monitoring with respect to the day-to-day investment of the Fund’s assets.  The Adviser also performs ongoing oversight of the Sub-Adviser.  While AOT Invest LLC (the “Sub-Adviser”) is a newly formed SEC-registered investment adviser with limited staff, the Sub-Adviser’s activities are limited to those of a non-discretionary sub-adviser.  In other words, the Sub-Adviser provides trade recommendations that adhere to the Fund’s investment strategy to the Adviser and the Adviser is responsible for execution of Fund transactions and overall compliance of the portfolio with the 1940 Act and rules and regulations thereunder.  Accordingly, consistent with the Fund’s Prospectus and SAI, the Adviser is responsible for most of the Fund’s activities. The Sub-Adviser must ensure that its security selection process is in compliance with the Fund’s investment strategy.

The Sub-Adviser has also retained the services of an experienced independent compliance consultant. The role of the compliance consultant is to assist the Sub-Adviser in developing and implementing a compliance program that is reasonably designed to prevent violations of the federal securities laws. In addition to assisting in the development of the compliance program, the independent compliance consultant has provided a compliance schedule to the Sub-Adviser of necessary compliance policies and procedures and actions that must be taken thereunder to ensure the Sub-Adviser’s compliance program is properly implemented. Further, the compliance consultant will continue to be engaged to provide support to the Sub-Adviser after the Fund’s launch via on call requests and periodic calls to discuss compliance topics. This compliance consultant’s assistance to the Sub-Adviser is in addition to the ongoing oversight of, and assistance to, the Sub-Adviser by the Adviser and the Adviser’s CCO.

Moreover, the Trust’s Board of Trustees (the “Board”) conducts a thorough review and evaluation of the Adviser and Sub-Adviser during the initial 15(c) advisory and sub-advisory agreement review process with regard to the Fund when determining whether to approve the advisory agreements.  Both the Adviser and the Sub-Adviser must complete an extensive 15(c) questionnaire that is provided by the Board’s independent counsel.  The Board carefully and conscientiously reviews these materials and asks questions of the Adviser, Sub-Adviser, independent compliance consultant, the Board’s independent counsel and Trust counsel, all as part of its process.

When considering the approval of the sub-advisory agreement with the Sub-Adviser with respect to the specific areas identified by the Staff, the Board considered the information outlined above and the following additional considerations, among others:

●	The Adviser’s and the Sub-Adviser’s responses to the 15(c) questionnaires, which address the nature, quality and the extent of the services to be performed by the Adviser and the Sub-Adviser, and includes, among other items, a discussion of the experience and qualifications of the Sub-Adviser’s portfolio manager, the compliance services to be performed by the Sub-Adviser, and the Adviser’s oversight of the Sub-Adviser’s services;

●	Representations by the Sub-Adviser as to whether its compliance policies and procedures are reasonably designed to comply with the applicable provisions of the federal securities laws with respect to its services as a non-discretionary sub-adviser to the Fund;

●	Feedback from the independent compliance consultant regarding the reasonableness of the Sub-Adviser’s compliance program, the consultant’s assessment of how the Sub-Adviser intends to implement the compliance program, and the consultant’s plan for ongoing monitoring of the Sub-Adviser;

●	Discussions with the Adviser regarding the due diligence performed on the Sub-Adviser, including the Adviser’s assessment of the Sub-Adviser’s financial stability;

●	Discussions with the Adviser regarding (i) the allocation of services between the Adviser and the Sub-Adviser, (ii) the primary risk areas presented by the Sub-Adviser’s services to the Fund, and (iii) the Adviser’s staff and resources to maintain ongoing oversight of the Sub-Adviser;

●	The Adviser’s representations as to whether its policies and procedures are reasonably designed to prevent violations of the federal securities laws with respect to its services to the Fund, including the oversight of the Sub-Adviser;

●	Discussions with the Trust’s CCO regarding its evaluation, including its evaluation of the Sub-Adviser’s ability to perform the services required of a non-discretionary sub-adviser and the resources available to maintain ongoing oversight;

●	The Trust CCO’s representation that the Sub-Adviser has adopted and implemented written policies and procedures reasonably designed to prevent violations of the federal securities laws with respect to the Sub-Adviser’s services to the Fund.

●	The Trustees also reviewed and discussed among themselves and with counsel, as well as with the Adviser, among other matters, the adequacy of the Sub-Adviser’s insurance coverage, the Sub-Adviser’s financial condition and whether the Sub-Adviser has the resources to support its obligations to the Fund for two years, the conflicts of interest and risks presented by a one-man portfolio management team and how such conflicts and risks are being mitigated and addressed by the Sub-Adviser, the Adviser, and the Trust CCO, and Sub-Adviser “key man” risk and measures to protect the Fund and its shareholders if the “key man” can no longer provide services to the Fund.

Based on the materials, representations, and discussions described above and discussions among the Trustees, as well as taking into consideration all relevant factors applicable to the Adviser, Sub-Adviser and the Fund, the Board, including a majority of the Independent Trustees, approved the advisory and sub-advisory agreements for the Fund, consistent with its fiduciary duty.  In addition to the information described above, the Board performed its standard analysis of the Gartenberg factors when determining to approve the advisory and sub-advisory agreements, and such factors considered when approving these agreements will be provided to shareholders in the applicable shareholder report. We note that no single factor was determinative of the Board’s decision to approve the agreements; rather, the Board based its determination on the total mix of information available to it.

If you have any questions regarding the above response, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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